UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or

15d-16 of the Securities Exchange Act of 1934

For the month of December 2008

Commission File Number: 001-14487

TELE NORTE LESTE PARTICIPAÇÕES S.A.

(Exact Name as Specified in its Charter)

Tele Norte Leste Holding Company

(Translation of registrant’s name into English)

Rua Humberto de Campos, 425 – 8o andar

Rio de Janeiro, RJ

Federative Republic of Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F: ☒     Form 40-F: ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes: ☐     No: ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes: ☐     No: ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes: ☐     No: ☒

TELE NORTE LESTE PARTICIPAÇÕES S.A. Companhia Aberta CNPJ/MF No. 02.558.134/0001-58 NIRE No. 33300262539	TELEMAR NORTE LESTE S.A. Companhia Aberta CNPJ/MF No. 33.000.118/0001-79 NIRE No. 33300152580

NOTICE TO THE MARKET

Tele Norte Leste Participações S.A. (“TNL”) and Telemar Norte Leste S.A. (“TMAR”), together (the “Companies”) hereby disclose that, in plenary session held yesterday, December 10, 2008, the Administrative Council of Economic Defense (Conselho Administrativo de Defesa Econômica or “CADE”) approved the Operation Reversibility Preservation Agreement (“APRO”) regarding the acquisition of control of Brasil Telecom by Telemar.

In accordance with the APRO executed with CADE, Telemar Norte Leste S.A. and Brasil Telecom S.A. must submit to CADE the new authorizations received from the Brazilian Telecommunications Agency (Agência Nacional de Telecomunicações or “ANATEL”), for the exploration of the frequency bands associated with WiMax, 3G and MMDS in whichever PGO region.

Telemar and Brasil Telecom have also agreed to maintain the two broadband internet providers, iG and Oi Internet, in separate independent units until the final decision of CADE on the operation.

The APRO establishes Telemar’s commitment to maintain a dial-up internet access service at no cost in all the municipalities in which Oi Internet, iG or Ibest currently offer this service without charge.

The APRO is effective immediately. The contract articles, formalizing the operation that assures both companies’ complete independence until ANATEL issues its consent, are to remain unaltered.

Rio de Janeiro, December 11, 2008.

TELE NORTE LESTE PARTICIPAÇÕES S.A

TELEMAR NORTE LESTE S.A.

Alex Waldemar Zornig

Investor Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 12, 2008

TELE NORTE LESTE PARTICIPAÇÕES S.A.

By:	/s/ Luiz Eduardo Falco
Name: Luiz Eduardo Falco
Title: Chief Executive Officer

By:	/s/ Julio César Pinto
Name: Julio César Pinto
Title: Officer